Scinai Immunotherapeutics Ltd.

Jerusalem BioPark, 2nd Floor

Hadassah Ein Kerem Campus

Jerusalem, Israel

March 11, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Attention: Tim Buchmiller

Re:	REQUEST FOR ACCELERATION OF EFFECTIVENESS Scinai Immunotherapeutics Ltd. (CIK No. 0001611747) Registration Statement on Form F-1 (File No. 333-285547)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Scinai Immunotherapeutics Ltd. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form F-1 (File No. 333-285547) so that it will be declared effective at 5:00 p.m., Eastern Standard Time, on March 12, 2025, or as soon thereafter as is practicable.

Should you have any questions regarding this letter, please do not hesitate to contact Perry Wildes, Adv., at +972 (3) 607-4444 or perry.wildes@goldfarb.com, of Goldfarb Gross Seligman & Co., counsel to the Company.

Sincerely,

Scinai Immunotherapeutics Ltd.

By:	/s/ Amir Reichman
Amir Reichman
Chief Executive Officer